United States securities and exchange commission logo





                              September 8, 2023

       John Smither
       Interim Chief Financial Officer
       Arcutis Biotherapeutics, Inc.
       3027 Townsgate Road
       Suite 300
       Westlake Village , CA 91361

                                                        Re: Arcutis
Biotherapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001- 39186

       Dear John Smither:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Exhibits 31.1 and 31.2, page 109

   1. We note that your certifications filed as Exhibits 31.1 and 31.2 with your annual report and subsequent interim
reports do not include reference to internal control over financial reporting in the
introductory language in paragraph 4. Please file an amendment to your annual report and
subsequent interim reports that include updated Section 302 and 906 certifications that
conform exactly to the language set forth within the Exchange
                                                        Act Rule 13a-14(a).
Refer to Compliance and Disclosure Interpretation 246.13
                                                        on Regulation S-K for
further guidance.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Smither
Arcutis Biotherapeutics, Inc.
September 8, 2023
Page 2

       You may contact Ibolya Ignat at 202-551-3636, or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameJohn Smither                          Sincerely,
Comapany NameArcutis Biotherapeutics, Inc.
                                                        Division of Corporation
Finance
September 8, 2023 Page 2                                Office of Life Sciences
FirstName LastName